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UNITED STATES	OMB Number: 3235-0080
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FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39226

Issuer:  YUNHONG INTERNATIONAL

Exchange: NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

4 – 19/F, 126 Zhong Bei,

Wuchang District, Wuhan, China

+86 131 4555 5555

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Units, each consisting of one Class A ordinary share, one-half of one redeemable warrant and one right

Class A Ordinary Shares, par value $0.001 per share

Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share

Rights, each right entitling the holder thereof to receive one-tenth of one Class A ordinary share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.l2d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.l2d2-2(a)(3)

☐ 17 CFR 240.l2d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.l2d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.1

Pursuant to the requirements of the Securities Exchange Act of 1934, YUNHONG INTERNATIONAL certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 6, 2021	By:	/s/ Patrick Orlando	Chief Executive Officer
Date	Name		Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.